BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464
www.bakerdonelson.com

LORI B. METROCK
Direct Dial: 615.726.5768
Direct Fax: 615.744.5768
E-Mail Address: lmetrock@bakerdonelson.com

April 7, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5990
Attn.: Mr. John Reynolds

RE:         American CareSource Holdings, Inc.
Form PRE 14A
Filed March 25, 2015
File No. 001-33094

Dear Mr. Reynolds:

This letter is provided on behalf of American CareSource Holdings, Inc. (sometimes referred to herein as the “Company,” “we” or “our”), in response to the letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 3, 2015 to Mr. Adam Winger regarding the above-referenced preliminary proxy statement, File No. 001-33904.

We have discussed the Staff’s comments with representatives of the Company.  The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following.

* * * * *

General

1.
Comment: Please revise to disclose the reasons for and effect of your Item 3 proposal.  Include in your revised disclosure, the extent to which this proposal is intended to retroactively approve actions taken under the old plan.  In this regard, we note footnote 3 to your table on page 29.

Response: Concurrently with submitting this response, the Company is filing a revised preliminary proxy statement on Schedule 14A (the “PRER14A”).  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 24 of the PRER14A to clarify the reasons for and effect of Item 3.

ALABAMA	FLORIDA	GEORGIA	LOUISIANA	MISSISSIPPI	TENNESSEE	TEXAS	WASHINGTON, D.C.

U.S. Securities and Exchange Commission
April 7, 2015

2.	Comment: Please revise your table on page 29 to provide the disclosure required by Item 10(b)(2) of Schedule 14A for the securities awarded outside of the approved 2009 compensation plan.

Response: In response to the Staff’s comment, the Company has revised the table and related footnotes beginning on page 29 of the PRER14A.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company has been responsive to the Commission’s comments.  If there are any additional questions or comments, please contact the undersigned or B. G. Minisman in our Birmingham office at 205-250-8305.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/ Lori B. Metrock

Lori B. Metrock
cc:           Adam Winger